Exhibit 99.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON RESIDENT AND/OR LOCATED IN, ANY JURISDICTION WHERE SUCH RELEASE, PUBLICATION OR DISTRIBUTION IS UNLAWFUL

THIS ANNOUNCEMENT RELATES TO THE DISCLOSURE OF INFORMATION THAT QUALIFIED OR MAY HAVE QUALIFIED AS INSIDE INFORMATION WITHIN THE MEANING OF ARTICLE 7 OF THE MARKET ABUSE REGULATION (EU) 596/2014 AS IT FORMS PART OF DOMESTIC LAW IN THE UNITED KINGDOM BY VIRTUE OF THE EUROPEAN UNION (WITHDRAWAL) ACT 2018

VODAFONE GROUP PUBLIC LIMITED COMPANY LAUNCHES ANY AND ALL CASH TENDER OFFERS

(Newbury, Berkshire — England) — March 19, 2021 — Vodafone Group Plc (“Vodafone” or the “Company”) announces the launch of 10 concurrent, but separate, offers to purchase for cash any and all of the outstanding series of notes listed in the table below (collectively, the “Notes”) upon the terms of and subject to the conditions in the offer to purchase dated March 19, 2021 (the “Offer to Purchase”) and the accompanying notice of guaranteed delivery (the “Notice of Guaranteed Delivery,” and together with the Offer to Purchase, the “Tender Offer Documents”). The Company’s obligation to complete an Offer with respect to a particular series of Notes is conditioned on the aggregate Purchase Price Consideration for the Offers (excluding the applicable Accrued interest), after taking into account Notes of each series accepted for purchase with a higher Acceptance Priority Level, not exceeding €4,000,000,000 (or the as-converted equivalent, if applicable, as converted on the basis set forth in the Offer to Purchase) (the “Cash Cap”), subject to the provisions herein (the “Maximum Purchase Price Condition”).

The offers to purchase with respect to each series of Notes are referred to herein as the “Offers” and each, an “Offer.” The Notes denominated in U.S. dollars are referred to herein as “Dollar Notes” and the Notes denominated in Euros are referred to herein as “Euro Notes.” Capitalized terms not otherwise defined in this announcement have the same meaning as assigned to them in the Offer to Purchase.

Holders are advised to read carefully the Tender Offer Documents for full details of, and information on the procedures for participating in, the Offers. All documentation relating to the Offers, including the Tender Offer Documents, together with any updates, are available at the following website: https://sites.dfkingltd.com/vodafone.

Acceptance Priority Level	Title of Security	CUSIP / ISIN	Outstanding Principal Amount	Reference U.S. Treasury Security	Bloomberg Reference Page(2)	Fixed Spread (basis points)	Fixed Yield (%)(1)	Fixed Price(3)
1	3.750% Notes due January 2024	92857WBH2 / US92857WBH25	$2,000,000,000	UST 0.25% due March 15, 2024	FIT1	30	N/A	N/A
2	1.750% Notes due August 2023	N/A / XS1372838679	€1,250,000,000	N/A	N/A	N/A	-0.35	N/A
3	4.65% Notes due January 2022	N/A / XS0479869744	€1,250,000,000	N/A	N/A	N/A	-0.45	N/A
4	Floating Rate Notes due January 2024	92857WBN9 / US92857WBN92	$1,000,000,000	N/A	N/A	N/A	N/A	$1,022.00
5	5.375% Notes due June 2022	N/A / XS0304458051	€500,000,000	N/A	N/A	N/A	-0.45	N/A
6	0.500% Notes due January 2024	N/A / XS1499604905	€750,000,000	N/A	N/A	N/A	-0.25	N/A
7	0.375% Notes due November 2021	N/A / XS1574681620	€1,000,000,000	N/A	N/A	N/A	-0.45	N/A
8	1.250% Notes due August 2021	N/A / XS1372838240	€751,639,000	N/A	N/A	N/A	-0.45	N/A
9	2.950% Notes due February 2023	92857WBC3 / US92857WBC38	$895,519,000.00	UST 0.125% due February 28, 2023	FIT1	15	N/A	N/A
10	2.50% Notes due September 2022	92857WAZ3 / US92857WAZ32	$597,245,000.00	UST 0.125% due February 28, 2023	FIT1	15	N/A	N/A

(1)          For information purposes only, the Purchase Price Consideration in respect of the Fixed Yield Notes (as defined below) will, when determined in the manner described in the Offer to Purchase on the basis of a Settlement Date of March 30, 2021, be €1,050.83 per €1,000 in principal amount of the 1.750% Notes due August 2023, €1,041.54 per €1,000 in principal amount of the 4.65% Notes due January 2022, €1,069.46 per €1,000 in principal amount of the 5.375% Notes due June 2022, €1,021.39 per €1,000 in principal amount of the 0.500% Notes due January 2024, €1,005.38 per €1,000 in principal amount of the 0.375% Notes due November 2021 and €1,006.92 per €1,000 in principal amount of the 1.250% Notes due August 2021. Should the Settlement Date in respect of any Fixed Yield Notes accepted for purchase pursuant to the relevant Offer differ from March 30, 2021, the relevant Purchase Price Consideration will be recalculated, all as further described in the Offer to Purchase. For avoidance of doubt, the same Purchase Price Consideration will apply to Notes tendered pursuant to Guaranteed Delivery Procedures, despite the Guaranteed Delivery Settlement Date differing from the Settlement Date, and similarly the Accrued Interest that will be paid in addition to such Purchase Price Consideration will be based upon the Settlement Date whether or not Notes are tendered pursuant to Guaranteed Delivery Procedures.

(2)          The page on Bloomberg from which the Dealer Managers will quote the bid-side price of the applicable Reference U.S. Treasury Security.

(3)          Per $1,000 in principal amount of Fixed Price Notes (as defined below) validly tendered and accepted for purchase.

Purpose of the Offers

The primary purpose of the Offers is to acquire the maximum principal amount of Notes for which the aggregate purchase price (excluding the applicable Accrued Interest) for the Notes does not exceed the Cash Cap.

Purchase Price Consideration for the Fixed Yield Notes

Upon the terms and subject to the conditions set forth in the Tender Offer Documents, Holders who validly tender and whose 1.750% Notes due August 2023, 4.65% Notes due January 2022, 5.375% Notes due June 2022, 0.500% Notes due January 2024, 0.375% Notes due November 2021 or 1.250% Notes due August 2021 (collectively, the “Fixed Yield Notes”) are accepted for purchase by us, will receive the applicable Purchase Price Consideration for each €1,000 principal amount of such Fixed Yield Notes, which will be payable in cash.

The Purchase Price Consideration for each €1,000 principal amount of Fixed Yield Notes validly tendered and accepted by us pursuant to the Offers will be determined in accordance with standard market practice, as described in the Offer to Purchase, and is intended to reflect a yield to maturity of the Fixed Yield Notes on the Settlement

Date based on the applicable Fixed Yield specified in the table above. The calculation of the Purchase Price Consideration applicable to each series of Fixed Yield Notes is also described by the formula set forth in Annex A-2 to the Offer to Purchase.

The Purchase Price Consideration in respect of the Fixed Yield Notes will, when determined in the manner described in the Offer to Purchase on the basis of a Settlement Date of March 30, 2021, be €1,050.83 per €1,000 in principal amount of the 1.750% Notes due August 2023, €1,041.54 per €1,000 in principal amount of the 4.65% Notes due January 2022, €1,069.46 per €1,000 in principal amount of the 5.375% Notes due June 2022, €1,021.39 per €1,000 in principal amount of the 0.500% Notes due January 2024, €1,005.38  per €1,000 in principal amount of the 0.375% Notes due November 2021 and €1,006.92 per €1,000 in principal amount of the 1.250% Notes due August 2021. Should the Settlement Date in respect of any of the Fixed Yield Notes accepted for purchase pursuant to the relevant Offer differ from March 30, 2021, the relevant Purchase Price Consideration will be recalculated, all as further described in the Offer to Purchase.

Purchase Price Consideration for the Fixed Spread Notes

Upon the terms and subject to the conditions set forth in the Tender Offer Documents, Holders who validly tender and whose 3.750% Notes due January 2024, 2.950% Notes due February 2023 or 2.50% Notes due September 2022 (together, the “Fixed Spread Notes”) are accepted for purchase by the Company, will receive the applicable Purchase Price Consideration for each $1,000 principal amount of such Fixed Spread Notes, which will be payable in cash.

The applicable Purchase Price Consideration in respect of the Fixed Spread Notes will be calculated at the Price Determination Time. The Purchase Price Consideration for each series of Fixed Spread Notes will be determined in accordance with standard market practice, as described in the Offer to Purchase, using the sum of:

(i)        the reference yield, as calculated by the Dealer Managers in accordance with standard market practice, that corresponds to the bid-side price of the relevant Reference U.S. Treasury Security specified in the table above for such series of Fixed Spread Notes appearing at the Price Determination Time on the Bloomberg Reference Page specified in the table above for such series of Fixed Spread Notes (or any other recognized quotation source selected by the Company in consultation with the Dealer Managers if such quotation report is not available or manifestly erroneous) (such reference yield, the “Dollar Reference Yield”), plus

(ii)     the Fixed Spread specified in the table above for such series of Fixed Spread Notes (such sum, the “Dollar Offer Yield”).

Accordingly, the applicable Purchase Price Consideration payable by us for each $1,000 principal amount of each series of Fixed Spread Notes accepted by us pursuant to the Offers will equal:

(i)        the present value on the Settlement Date, as determined at the Price Determination Time, of $1,000 principal amount of such Fixed Spread Notes due on the scheduled maturity date of such Fixed Spread Notes and all scheduled interest payments on such principal amount of such Fixed Spread Notes to be made from (but excluding) the Settlement Date up to (and including) such scheduled maturity date, discounted to the Settlement Date in accordance with standard market practice, at a discount rate equal to the applicable Dollar Offer Yield, minus

(ii)     the applicable Accrued Interest per $1,000 principal amount of such Fixed Spread Notes;

with such total amount being rounded to the nearest cent per $1,000 principal amount of such Fixed Spread Notes. The calculation of the Purchase Price Consideration applicable to each series of Fixed Spread Notes is also described by the formula set forth in Annex A-1 to the Offer to Purchase.

Purchase Price Consideration for the Fixed Price Notes

Upon the terms and subject to the conditions set forth in the Tender Offer Documents, Holders who validly tender and whose Floating Rate Notes due January 2024 (the “Fixed Price Notes”) are accepted for purchase by us, will receive the applicable Consideration for each $1,000 principal amount of such Fixed Price Notes, which will be payable in cash.

The Purchase Price Consideration for each $1,000 principal amount of Fixed Price Notes validly tendered and accepted by us pursuant to the Offers will be the applicable Fixed Price specified in the table above.

All Notes accepted in the Offers will be cancelled and retired by the Company.

Accrued Interest

In addition to the applicable Consideration, Holders whose Notes are accepted for purchase will be paid the applicable Accrued Interest. Interest will cease to accrue on the Settlement Date for all Notes accepted in the Offers.

Maximum Purchase Price Consideration Condition

The Company’s obligation to complete an Offer with respect to a particular series of Notes is conditioned on the aggregate Purchase Price Consideration for the Offers (excluding any applicable Accrued Interest) not exceeding the Cash Cap of €4,000,000,000 (or the as-converted equivalent, if applicable, as converted on the basis set forth in the Offer to Purchase), unless waived by us as provided in the Tender Offer Documents. Notwithstanding any other provision in Tender Offer Documents to the contrary, if at the Expiration Time for a particular Offer, the aggregate Purchase Price Consideration payable for such series of validly tendered Notes (together with the aggregate Purchase Price Consideration payable for all validly tendered Notes of each series with a higher Acceptance Priority Level and that are accepted for purchase), is greater than the Cash Cap, then the Company will not be obligated to accept for purchase such series of Notes and may terminate the Offer with respect to such series of Notes.

If the Maximum Purchase Price Consideration Condition is not satisfied with respect to every series of Notes because the aggregate Purchase Price Consideration payable for all validly tendered Notes is greater than the Cash Cap, then the Company will, in accordance with the acceptance priority levels set forth above (each, an “Acceptance Priority Level”) (with 1 being the highest Acceptance Priority Level and 10 being the lowest Acceptance Priority Level), accept for purchase all validly tendered Notes of a given series so long as the Cash Cap is equal to or greater than the aggregate Purchase Price Consideration (excluding any applicable Accrued Interest) necessary to purchase any and all Notes of such series validly tendered and not validly withdrawn, plus the aggregate Purchase Price Consideration (excluding any applicable Accrued Interest) necessary to purchase any and all validly tendered and not validly withdrawn Notes of all series having a higher Acceptance Priority Level than such series of Notes, subject to the condition with respect to Non-Covered Notes further described below. For purposes of determining whether the aggregate Purchase Price Consideration exceeds the Cash Cap, the Company will assume that all Notes delivered pursuant to the Guaranteed Delivery Procedures will be validly tendered at or prior to the Guaranteed Delivery Date, and the Company will not subsequently adjust the series of Notes that it is accepting for purchase in accordance with the Acceptance Priority Levels if any such Notes are not so delivered.

If the Maximum Purchase Price Consideration Condition is not satisfied for a particular series of Notes (each such series of Notes, the “Non-Covered Notes”), at any time at or prior to the Expiration Time, then no Non-Covered Notes will be accepted for purchase. However, if there is any series of Notes having a lower Acceptance Priority Level than the Non-Covered Notes for which the Maximum Purchase Price Consideration Condition is met (excluding, for purposes of such determination, the Purchase Price Consideration necessary to purchase any and all validly tendered and not validly withdrawn Non-Covered Notes), then all Notes of such series having a lower Acceptance Priority Level will be accepted for purchase, until there is no longer any series of Notes with a lower Acceptance Priority Level for which the Maximum Purchase Price Consideration Condition is met.

It is possible that any series of Notes with any Acceptance Priority Level will fail to meet the Maximum Purchase Price Consideration Condition and therefore will not be accepted for purchase even if one or more series with a lower Acceptance Priority Level is accepted for purchase. If any series of Notes is accepted for purchase under the Offers, all Notes of that series that are validly tendered and not validly withdrawn will be accepted for purchase. No series of Notes will be subject to proration pursuant to the Offers.

For further details on the procedures for tendering the Notes, please refer to the Offer to Purchase, including the procedures set out under the heading “Description of the Offers—Procedures for Tendering Notes” in the Offer to Purchase.

Offers Period and Results

The Offers commenced today, March 19, 2021 and will end at 5:00 p.m., New York City time, on March 26, 2021, unless extended or earlier terminated with respect to any Offer by the Company in its sole discretion, subject to applicable law.

The relevant deadline set by any intermediary or the applicable Clearing System for the submission of tender instructions will be earlier than this deadline.

The results of the Offers are expected to be announced on March 29, 2021. The acceptance of Notes for purchase is conditional on the satisfaction of the conditions of the Offers as provided in “Description of the Offers—Conditions to the Offers,” including the Maximum Purchase Price Consideration Condition. In respect of accepted Notes that are delivered at or prior to the Expiration Time, the Company expects the Settlement Date to occur on the second business day after the Expiration Time, March 30, 2021. In respect of accepted Notes that are delivered pursuant to the guaranteed delivery procedures described below, the Company expects the Guaranteed Delivery Settlement Date to occur on the business day after the Guaranteed Delivery Date, March 31, 2021.

The Company has retained HSBC Bank plc, Merrill Lynch International, MUFG Securities EMEA plc, NatWest Markets Plc and RBC Capital Markets, LLC / RBC Europe Limited as Dealer Managers and D.F. King Ltd. as Information and Tender Agent (the “Information and Tender Agent”) for the purposes of the Offers.

Questions regarding procedures for tendering Notes may be directed to D.F. King Ltd. at +44 20 7920 9700 (London), +1 (212) 269-5550 (New York City) or +1 (877) 732-3614 (New York City toll-free), or by email to vodafone@dfkingltd.com. Questions regarding the Offers may be directed to HSBC Bank plc at +1 888 HSBC 4LM (toll free), +1 (212) 525 5552 or +44 20 7992 6237 (in London), or by email to liability.management@hsbcib.com, Merrill Lynch International at +1 (888) 292-0070 (toll free), +1 (980) 387-3907 or +44-20-7996-5420 (in London) or by email to dg.lm-emea@bofa.com, to MUFG Securities EMEA plc at +1 (877) 744-4532 (toll free), +1 (212) 405-7481 or +44 20 7577 4218 (in London) or by email to DCM-LM@int.sc.mufg.jp, to NatWest Markets Plc at +1 (866) 884-2071 (toll free), +1 (203) 897 6166 or +44 20 7678 5222 (in London) or by email to liabilitymanagement@natwestmarkets.com and to RBC Capital Markets, LLC / RBC Europe Limited at +1 (877) 381-2099 (toll free), +1 (212) 618-7843 or +44 20 7029 7063 (in London) or by email to liability.management@rbccm.com.

This announcement is for informational purposes only and does not constitute an offer to sell, or a solicitation of an offer to buy, any security. No offer, solicitation, or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful. The Offers are only being made pursuant to the Offer to Purchase. Holders of the Notes are urged to carefully read the Offer to Purchase before making any decision with respect to the Offers.

The distribution of announcement in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required by each of the Company, the Dealer Managers and the Information and Tender Agent to inform themselves about and to observe any such restrictions.

This announcement is made by Vodafone Group Plc and contains information that qualified or may have qualified as inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014 as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”) (“UK MAR”), encompassing information relating to the Offers described above. For the purposes of UK MAR and Article 2 of Commission Implementing Regulation (EU) 2016/1055 as it forms part of domestic law in the United Kingdom by virtue of the EUWA, this announcement is made by Rosemary Martin, Group General Counsel and Company Secretary of Vodafone.

Offer and Distribution Restrictions

Italy

None of the Offers, this announcement, the Offer to Purchase or any other document or materials relating to the Offers have been or will be submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian laws and regulations. Each Offer is being carried out in Italy as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended. Holders or beneficial owners of the Notes that are located in Italy can tender Notes for purchase in the Offers through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of 15 February 2018, as amended from time to time, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB, the Bank of Italy or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes and/or the Offers.

United Kingdom

The communication of this announcement and the Offer to Purchase and any other documents or materials relating to the Offers is not being made and such documents and/or materials have not been approved by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Financial Promotion Order”)) or persons who are within Article 43(2) of the Financial Promotion Order or any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order.

France

The Offers are not being made, directly or indirectly, and neither this announcement, the Offer to Purchase nor any other document or material relating to the Offers has been or shall be distributed, to the public in the Republic of France other than to qualified investors (investisseurs qualifiés) within the meaning ascribed to them in, and in accordance with, Article 2(e) of the Regulation (EU) 2017/1129. Neither this announcement nor the Offer to Purchase has been or will be submitted for clearance to nor approved by the Autorité des Marchés Financiers.

Belgium

Neither the Offer to Purchase nor any other brochure, document or material related thereto have been, or will be, submitted or notified to, or approved by, the Belgian Financial Services and Markets Authority (Autorité des services et marchés financiers/Autoriteit voor Financiële Diensten en Markten). In Belgium, the Offers do not constitute public offerings within the meaning of Articles 3, §1, 1° and 6 of the Belgian Law of April 1, 2007 on takeover bids (loi relative aux offres publiques d’acquisition/wet op de openbare overnamebiedingen), as amended or replaced from time to time. Accordingly, the Offers may not be, and are not being advertised, and this Offer to Purchase, as well as any brochure, or any other material or document relating thereto (including any memorandum, information circular, brochure or any similar document) may not, have not and will not be distributed, directly or indirectly, to any person located and/or resident within Belgium, other than those who qualify as qualified investors (investisseurs qualifiés/qekwalificeerde beleggers), within the meaning of Article 2, e), of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC acting on their own account. Accordingly, the information contained in this Offer to Purchase or in any brochure or any other document or material relating thereto may not be used for any other purpose, including for any offering in Belgium, except as may otherwise be permitted by law, and shall not be disclosed or distributed to any other person in Belgium.

General

This announcement does not constitute an offer to buy or the solicitation of an offer to sell Notes (and tenders of Notes in the Offers will not be accepted from Holders) in any circumstances in which such offer or solicitation or acceptance is unlawful. In those jurisdictions where the securities, blue sky or other laws require the Offers to be made by a licensed broker or dealer and any Dealer Manager or any of the Dealer Managers’ affiliates is such a licensed broker or dealer in any such jurisdiction, the Offers shall be deemed to be made by such Dealer Manager or such Dealer Manager’s affiliate, as the case may be, on behalf of the Company in such jurisdiction.

Forward-Looking Information

This announcement contains certain forward-looking statements which reflect the Company’s intent, beliefs or current expectations about the future and can be recognized by the use of words such as “expects,” “will,” “anticipate,” or words of similar meaning. These forward-looking statements are not guarantees of any future performance and are necessarily estimates reflecting the best judgment of the senior management of the Company and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements, which include, without limitation, the risk factors set forth in the Offer to Purchase. The Company cannot guarantee that any forward-looking statement will be realized, although it believes it has been prudent in its plans and assumptions. Achievement of future results is subject to risks, uncertainties and assumptions that may prove to be inaccurate. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. The Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances or to reflect the occurrence of unanticipated events, except as required by applicable law.